Exhibit 12.1

Alexander’s, Inc.

Ratios of Earnings to Fixed Charges

	Year Ended 12/31
	2007	2008	2009	2010	2011

Earnings:
Pretax income from continuing operations	$115,509	$77,236	$96,006	$64,804	$80,941
Fixed charges	70,151	73,323	61,192	59,908	52,926
Capitalized interest	(4,567)	(10,584)	(3,452)	(1,269)	—

Total earnings (1)	$181,093	$139,975	$153,746	$123,443	$133,867

Fixed charges (2):
Interest and debt expense	$65,322	$62,474	$57,473	$58,372	$52,659
1/3 of rent expense - interest factor (3)	262	265	267	267	267
Capitalized interest	4,567	10,584	3,452	1,269	—

Total fixed charges (4)	$70,151	$73,323	$61,192	$59,908	$52,926

Ratio of earnings to fixed charges	2.58	1.91	2.51	2.06	2.53

(1)	For purposes of the calculation, earnings represents pretax income from continuing operations, plus fixed charges, less capitalized interest.
(2)	There were no preference securities outstanding during the periods shown.
(3)	This is the portion of operating lease rental expense deemed to represent the interest factor.
(4)	For purposes of this calculation, fixed charges represent interest and debt expense from continuing operations, including amortization of deferred debt issuance costs, plus the portion of operating lease rental expense that management considers representative of the interest factor, plus capitalized interest